SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________

BAIRNCO CORPORATION
(Name of Subject Company)

BAIRNCO CORPORATION
(Name of person filing statement)

Common Stock, par value $0.01 per share
(Title of class of securities)

057097107
(CUSIP Number of class of securities)

____________

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida  32746
(407) 875-2222

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copies to:

Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY  10022
(212) 909-6000

☒

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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